UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 29, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll Free: 1-800-661-8851
For immediate release
METHANEX ANNOUNCES SALE OF US$150 MILLION OF 10 YEAR NOTES
July 28, 2005
Methanex Corporation announced today that it has entered into an underwriting agreement with ABN AMRO Incorporated, BNP Paribas Securities Corp., CIBC World Markets Corp. and RBC Capital Markets Corporation for the issue and sale of 6.00% senior notes due August 15, 2015 in an aggregate principal amount of US$150,000,000. The notes were issued at a price of 99.796% of the aggregate principal amount, with an effective yield to maturity of 6.027%. This transaction is expected to close on August 3, 2005.
The net proceeds, together with cash on hand, will be used to repay the Company’s existing US$250 million 7.75% notes due August 15, 2005 upon their maturity. After issue of the new notes and repayment of these existing notes, the Company’s long-term debt will be reduced by US$100 million.
When available, a copy of the final prospectus can be obtained on www.sec.gov or from ABN AMRO at 55 E. 52nd Street, 6th Floor, New York, NY, 10055, Attention: Syndicate Desk or BNP Paribas, 787 Seventh Avenue, 8th Floor, New York, NY, 10019, Attention: Debt Syndicate.
Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”
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Inquiries:
Wendy Bach
Director, Investor Relations
Phone: (604) 661-2600